      A
                              TRANSACTION STATEMENT
                                      UNDER
                                SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                        Rule 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities and Exchange Act of 1934)


                             COLONIAL TRUST COMPANY
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                              (Name of the Issuer)


                               Mr. John K. Johnson
                      President and Chief Executive Officer
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                      (Name of Person(s) Filing Statement)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                       N/A
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                      (CUSIP Number of Class of Securities)


                             COLONIAL TRUST COMPANY
                               5336 N. 19th Avenue
                             PHOENIX, ARIZONA 85015
                                 (602) 242-5507

                                 WITH COPIES TO:

                               JOHN M. WELCH, ESQ.
                               Carey Herbert, esq.
                        SQUIRE, SANDERS & DEMPSEY L.L.P.
                             TWO RENAISSANCE SQUARE
                       40 NORTH CENTRAL AVENUE, SUITE 2700
                           PHOENIX, ARIZONA 85004-4498
                                 (602) 528-4000
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      (Name, Address, and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

      B

This statement is filed in connection with (check the appropriate box):

         a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. / / The filing of a registration statement under the Securities Act of 1933.
         c. / / A tender offer.
         d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /x/

Check the following box if this is a final amendment reporting the results of the transaction. / /


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                            CALCULATION OF FILING FEE


                  TRANSACTION VALUATION*                AMOUNT OF FILING FEE
                      $3,390,000.00 *                         $429.51 **

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*    Calculated,  for the  purposes  of  determining  the  filing  fee only,  in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

** Calculated based on transaction valuation multiplied by one-fiftieth of one percent.


        [X] Check  box  if any part of the fee is offset as provided by Exchange
            Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $678.00             Filing party: Colonial Trust Company
Form or registration no.: Schedule 14A      Date filed: May 7, 2004



      C


Table of Contents                                                           Page


ITEM 1.   SUMMARY TERM SHEET...................................................1

ITEM 2.   SUBJECT COMPANY INFORMATION..........................................1

ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON.........................2

ITEM 4.   TERMS OF THE TRANSACTION.............................................3

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.............3

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS...................4

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS..........................5

ITEM 8.   FAIRNESS OF THE TRANSACTION..........................................6

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.......................6

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION....................6

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY........................7

ITEM 12.  THE SOLICITATION OR RECOMMENDATION...................................7

ITEM 13.  FINANCIAL INFORMATION................................................7

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED..............8

ITEM 15.  ADDITIONAL INFORMATION...............................................8

ITEM 16.  EXHIBITS.............................................................8

INTRODUCTION

     This Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Colonial Trust Company (the "Company"). The Company is submitting to its stockholders a proposal to approve and adopt a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation providing for a one-for-35,032 reverse stock split of each of the Company's no par value Common Stock (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's Notice and Proxy Statement (the "Proxy Statement") for the Company's Special Meeting of Stockholders scheduled to be held on _________, 2004 (the "Special Meeting").

     The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1. SUMMARY TERM SHEET. The information set forth in the Proxy Statement under the caption "Summary of the Transactions - Plan of Liquidation and Dissolution" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and address. Colonial Trust Company is the subject company of this
Schedule 13E-3. The principal office of the Company is located at 5336 N. 19th Avenue, Phoenix, Arizona 85015, and the Company's telephone number is (602) 242-5507.

     (b) Securities. As of May 5, 2004, the Company had 760,843 shares of no par value Common Stock issued and outstanding.

     (c) Trading market and price. The Company's Common Stock is not listed on any exchange, and there is no established trading market for the Common Stock. The Company attempts to match prospective buyers and sellers of its Common Stock. Based on information available to the Company, the range of high and low sales prices during each quarter in the period April 1, 2002 - March 31, 2004 are as follows:

         Period                             High                         Low
         2002
         2nd Quarter                       $3.50                       $3.50
         3rd Quarter                         n/a (1)                     n/a (1)
         4th Quarter                         n/a (1)                     n/a (1)

         2003
         1st Quarter                       $3.50                       $3.50
         2nd Quarter                         n/a (1)                     n/a (1)
         3rd Quarter                         n/a (2)                     n/a (2)
         4th Quarter                       $3.50                       $3.50

         2004
         1st Quarter                         n/a (1)                     n/a (1)

         (1)Based on available information, there were no sales during this period.

         (2)The Company believes that two private parties completed a sale during this period of 31,431 shares, but the Company has no information concerning the sales price in this transaction.

     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The Company does not intend to pay dividends on its Common Stock in the immediate future.

     (e) Prior underwritten public offerings. None.

     (f) Prior stock purchases. During the period April 1, 2002 - March 31, 2004, the Company repurchased a total of 1,891 shares of its Common Stock. The purchase price in all such repurchase transactions was $3.50 per share.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a) Name and Address. Colonial Trust Company, the subject company, is the filing person of this statement. The Company's business address is 5336 N. 19th Avenue, Phoenix, Arizona 85015, and its telephone number is (602) 242-5507.

     (b) Business and background of entities. Not applicable.

     (c) Business and background of natural persons.

         (1)and (2). The information set forth under "Item 10: Directors, Executive Officers, Promoters and Control Persons" of the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003, filed on June 30, 2003, is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (3)During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (4)During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

         (5)All directors and executive officers of the Company are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material terms. The information set forth under the captions "Summary of the Transactions - Plan of Liquidation and Dissolution"; "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal Number 3) - Funds Anticipated to be Available for Distribution to Stockholders"; "Background of the Transactions - Purposes of and Reasons for the Transactions"; "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal Number 3) - Vote Required and Board Recommendation"; "Additional Information About the Proposals - Interests of our Directors and Officers in the Transactions"; "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal Number 3) - Federal Income Tax Consequences of the Plan of Liquidation"; "Additional Information About the Proposals - Income Tax Effects of a Distribution Following the Approval of Either, But Not Both of, Proposal No. 1 and Proposal No. 2, or Either the Corporate Trust Sale or the Wealth Management Sale is Consummated, But Not Both" and Appendix A of the Proxy Statement is incorporated herein by reference pursuant to General Instructions F and G to Schedule 13E-3.

     (b) Purchases. Not applicable.

     (c) Different terms. The information set forth under the caption "Additional Information About the Proposals - Interests of our Directors and Officers in the Transactions" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Appraisal rights. Under Arizona law, our stockholders are entitled to dissenter's rights in connection with the Plan of Liquidation and Dissolution by virtue of the proposed reverse stock split amendment. The information set forth under the caption "Additional Information About the Proposals - Appraisal Rights" and Appendix B of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Provisions for unaffiliated security holders. None.

     (f) Eligibility for listing or trading. Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(c) Transactions; significant corporate events; Negotiations or contacts. The information contained under the captions "Item 1: Description of Business - Growth Plans" and "Item 13: Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003, filed on June 30, 2003, and "Background of the
Transactions - Past Contacts and Negotiations" in the Proxy Statement, is incorporated herein by reference pursuant to General Instructions F and G o
Schedule 13E-3.

     (d) Conflicts of interest. Not applicable.

     (e) Agreements involving the Company's securities. The information contained under the caption "Additional Information About the Proposals - Interests of our Directors and Officers in the Transactions" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. Not applicable.

     (b) Use of securities acquired. No securities will be acquired in the Reverse Stock Split.

     (c) Plans.

         (1)The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3)", "Sale of the Corporate Trust Business (Proposal No. 1)" and "Sale of the Wealth Management Group Business" (Proposal No. 2)" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

         (2)The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3)", "Sale of the Corporate Trust Business (Proposal No. 1)" and "Sale of the Wealth Management Group Business" (Proposal No. 2)" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

         (3) Not applicable.

         (4)The information contained under "Additional Information About the Proposals - Interests of our Directors and Officers in the Transaction" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

         (5)The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Principal Provisions of the Plan of Liquidation and Dissolution" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

         (6) Not applicable.

         (7)The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Provisions of the Plan of Liquidation and Dissolution" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

         (8)The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Provisions of the Plan of Liquidation and Dissolution" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (d) Subject company negotiations. Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information contained under "Background of the Transactions - Purposes of and Reasons for the Transactions" and "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3") in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (b) Alternatives. The information contained under "Background of the Transactions - Past Contacts and Negotiations" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (c) Reasons. The information contained under "Background of the Transactions - Purposes of and Reasons for the Transactions" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (d)  Effects.  The  information   contained  under  "Adoption  of  Plan  of
Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Principal Provisions of the Plan of Liquidation and Dissolution"; "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Federal Income Tax Consequences of the Plan of Liquidation"; and "Additional Information About the Proposals - Income Tax Effects of a Distribution Following the Approval of Either, But Not Both of, Proposal No. 1 and Proposal No. 2, or Either the Corporate Trust Sale or the Wealth Management Sale is Consummated, But Not Both" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (e) Fairness; factors considered in determining fairness; approval of security holders; unaffiliated representative; approval of directors. The information contained under "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Vote Required and Board Recommendation"; "Risk Factors - Risks Related to the Plan of Liquidation and our Dissolution"; "Information about the Special Meeting - Recommendation of the Board of Directors"; "Additional Information About the Proposals - Reasons for the Board's Recommendations"; and "Additional Information About the Proposals - Opinion of Bank Advisory Group" in the Proxy Statement and Appendix C to the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (f) Other offers. The information contained under "Background of the Transactions - Past Contacts and Negotiations" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) - (c) Report, opinion or appraisal; preparer and summary of the report, opinion or appraisal; availability of documents. The information contained under the caption "Additional Information About the Proposals - Opinion of Bank Advisory Group" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     The opinion of Bank Advisory Group is attached as Appendix C to the Proxy Statement and is incorporated herein by reference to the Proxy Statement pursuant to General Instruction G to Schedule 13E-3. The opinion of Bank Advisory Group will be made available at the Company's executive office during regular business hours for inspection and copying by any interested stockholder of the Company or representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Sources of funds. The information contained under "Sale of the Corporate Trust Business (Proposal No. 1) - Use of Proceeds from the Corporate Trust Sale"; "Sale of the Wealth Management Business (Proposal No. 2) - Use of Proceeds from the Wealth Management Sale"; and "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal Number 3) - Funds Anticipated to be Available for Distribution to Stockholders" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (b) Conditions. The information contained under "Sale of the Corporate Trust Business (Proposal No. 1) - Other Material Terms of the Corporate Trust Sale" and "Sale of the Wealth Management Business (Proposal No. 2) - Other
Material Terms of the Wealth Management Sale" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (c)  Expenses.  The  information  contained  under  "Adoption  of  Plan  of
Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3) - Principal Provisions of the Plan of Liquidation
- Dissolution" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (d) Borrowed funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Securities  ownership.   The  information  contained  under  "Security
Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

     (b)  Securities  transactions.  None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (a)-(c) Solicitation or recommendation; reasons; intent to tender. Not applicable.

     (d) Intent to tender or vote in a going-private transaction. Based on information available to the Company as of the date of filing of this Schedule 13E-3 in preliminary form, all of the Company's directors and executive officers intend to vote in favor of "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3)" at the Special Meeting.

     (e) Recommendation of others. Based on information available to the Company as of the date of filing of this Schedule 13E-3 in preliminary form, the Company's directors have each recommended that stockholders vote in favor of "Adoption of Plan of Liquidation and Dissolution and Amendment to the Company's Articles of Incorporation to Effect Reverse Stock Split for Purposes of Making Liquidating Distributions (Proposal No. 3)" at the Special Meeting.

ITEM 13. FINANCIAL INFORMATION.

     (a) Financial information. The Company's audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Proxy Statement from the Company's Annual Report on Form 10-KSB for the year ended March 31, 2003 and from the Company's Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003. The information contained under "Selected Financial Data" and "Information About the Special Meeting - Where To Find Additional Information" in the Proxy Statement is incorporated herein pursuant to General Instructions F and G to Schedule 13E-3.

     (b) Pro forma information. Not Applicable.

     Information incorporated herein by reference has been filed by the Company with the SEC as stated above. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) - (b) Solicitations or recommendations; employees or corporate assets. The information contained under "Information about the Special Meeting - Solicitation" in the Proxy Statement is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

     (a)  Agreements,   regulatory  requirements  and  legal  proceedings.   Not
applicable.

     (b) Other material information. The information set forth in the Proxy Statement and each Appendix thereto is incorporated herein pursuant to General Instruction G to Schedule 13E-3.

ITEM 16. EXHIBITS.

     (a) The Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on ____, 2004, is incorporated herein pursuant to General Instruction G to
Schedule 13E-3.

     (b) Not applicable.

     (c) The opinion of Bank Advisory Group, dated _____, 2004, attached as Appendix C to the Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on ____, 2004, is incorporated herein pursuant to General Instruction G to
Schedule 13E-3.

     (d) Not applicable.

     (e) Not applicable.

     (f) The information set forth under the caption "Additional Information About the Proposals - Appraisal Rights" and Appendix B of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (g) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         By:      /s/ John K. Johnson
                                                Name: John K. Johnson

                                         Date:    May ___, 2004